Exhibit (i)

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

Delaware Enhanced Global Dividend and Income Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$5,182,358.66(a)	0.00927%	$480.37(b)
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$5,182,358.66
Total Fees Due for Filing			$480.37
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$480.37

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 558,998 Common Shares of Delaware Enhanced Global Dividend and Income Fund by $9.46, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on May 26, 2022.

(b) Calculated as $109.10 per $1,000,000 of the Transaction Valuation.